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Queen's Gambit

Hobby Shop

436 Broadway
Methuen, MA 01844
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Queen's Gambit previously received $25,400 of investment through Mainvest.
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Early Investor Bonus: The investment multiple is increased to 2× for the next $5,000 invested.
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THE PITCH
Queen's Gambit is seeking investment to expand our offerings.
Expanding Location
THE TEAM
Russ Morgridge
Owner

Russ is the daring entrepreneur taking his opportunity to harness his passion for games of all sorts to build a community space for people to discover new games, make new friends, and forge memories to last a lifetime.

He brings his decades of experience in the gaming community. He was a Local Coordinator for Wizards of the Coast's Dungeons and Dragons Adventurers League. During his tenure, the organized play community in his stores increased from a regular 4-8 players per evening to over 100 weekly participants. He is also a regular organizer, contributor and participant in several local gaming conventions.

David Dolph
Operations Manager

David Dolph brings over four decades of experience in the gaming community. For 25 years he organized and ran large-scale gaming events of up to 200 people. He continues to regularly write product for current games. For the past 18 years he has worked in supply chain as shipper/receiver, but also in tackling such things as inventory control and turn rates. Before that he worked for 15 years in retail working his way up to management positions.

Carrie Dolph
Events Manager

Carrie has over 25 years experience coordinating events, managing staff / volunteers, adapting / maintaining registration systems, and most importantly engage people in intriguing stories.

This is a preview. It will become public when you start accepting investment.
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THE OPPORTUNITY

Since opening our doors in the middle of a pandemic, Queen's Gambit has been experiencing solid growth and is approaching break-even faster than initially anticipated. As we look to expand our offerings and accelerate that growth, we're opening up another round of investment to:

Shore up our cash position to enable expansion

Grow our offerings and player base in the Greater Methuen area

Hire additional staff to help manage growth

By investing in Queen's Gambit • Games and Hobby Shoppe, you will support a business that is bringing the first tabletop gaming venue to Methuen, MA, one that offers in-store play as well as a welcoming family-friendly environment. Queen's Gambit Games is looking for funding to expand our product offerings, improve the interior of our store, and retire existing debt.

Proven Demand - The tabletop gaming industry is growing rapidly, with headlining games such as Magic: The Gathering, Dungeons and Dragons, and The Settlers of Catan, becoming increasingly popular with young adults and makes for a perfect summer or after-school activity. We already have a loyal customer base in the Merrimack Valley area. The store location on Broadway in Methuen is both central to the community and experiences high vehicle traffic.

Competitive Advantage - While you might be able to buy standard tabletop games at general retail stores in Methuen, we will be the only tabletop gaming store in the Merrimack Valley that offers both in store play, a broad selection of games and accessories, as well as a welcoming environment with knowledgeable staff.

Experienced Founders - Our founders, Russ, Carrie, and David, know a thing or two about gaming and running businesses. Russ was the Local Coordinator for Wizards of the Coast's Dungeons and Dragon Adventurer's League. David, an avid gamer, has contributed to gaming media and brings experience in shipping and operations logistics, and retail management. Carey has also written for gaming publications, has done sci-fi and fantasy creative work, and has years of experience organizing and running major gaming events.

THE INDUSTRY

While tabletop gaming has its origins as a fringe hobby with a largely male audience, it has been moving increasingly into mainstream culture. Games like Magic: The Gathering, Yugi-oh!, the Pokemon Trading Card Game, and Settlers of Catan have gained a significant following among students, young professionals, and within progressively broader demographics.

Between 2009 and 2014, Magic grew an astounding 182%

Board games showed double-digit annual growth between 2010 and 2015, and are a nearly billion-dollar industry

The growth of hobby gaming has created a large number of gamers looking for both fellow players and play spaces. Into this gap comes the new-model game store: a retail store that is also a community space, where gamers of diverse backgrounds can play, bond, and learn from each other.

Often perceived as outsiders, many gamers feel isolated. While the internet can offer deep discounts, it cannot provide the community they are looking for. Successful Brick and Mortar game stores capitalize on this un-met need, by providing a welcoming 'Third Place' for gamers to meet and play the games that they love.

The Game and Hobby channel is an important segment of the U.S. toy space. It is growing more rapidly than the traditional toy market. The traditional toy market grew between 2008 and 2017 by a quarter whilst the Game and Hobby channel skyrocketed by a factor of five.

It is also a significant market in terms of Dollar volume. It went at retail from a $315 million figure to $1.6 billion between 2008 and 2017 – now representing nearly 6% of the combined total toy market.

FROM THE FOUNDER

We are very excited for you to be a part of Queen's Gambit • Games and Hobby Shoppe next chapter. The community of Merrimack Valley is important to us and we've loved being able to open our doors to new gamers and veterans alike.

~C. Russ Morgridge

OFFERINGS

Our game store provides both through an in-store gaming area that's free to use when empty, and an extensive schedule of events to bring players together. We foster community by being open, friendly, and accepting, and maintaining a clean and appealing space.

For more experienced gamers, we also hold store-hosted competitive tournaments.

Our retail inventory will include:

Collectable Card Games

Board Games

Role-Playing Games

Dice, Dice Bags, Play Mats, and other accessories

Snack food and drinks to cater to event attendees

Nerd collectibles

LOCATION

Methuen has excellent demographics for gaming. Over 25% of Methuen's population, are aged between 15 and 34, which is gaming's core age range (citation: American FactFinder). Roughly 16,500 people fall into the key demographic in Methuen alone.

Gaming also fills a niche that is currently underserved. Gamers skew intelligent and educated. At the same time, gaming is active in a way museums and theater usually aren't, and appeal to the greater Merrimack Valley consumer. Furthermore, Queen's Gambit - Games and Hobby Shoppe will offer events year-round and after school.

COMPETITION

Direct Competition

There are no tabletop game stores in Methuen. The closest competing business is the Three Trolls in Tewksbury. The next closest location is Amesbury, MA or Derry, NH. The commute time to these locations is roughly 15 minutes in any direction. This positions our store ideally. We frequently get customer feedback on how they missed having a gaming store nearby.

Weekly gaming events are low-order goods: players will generally attend whichever weekly event is nearest to them unless a more distant event is vastly better. Because of our extensive experience in the industry, we are confident that other stores will not offer better events than Queen's Gambit • Games and Hobby Shoppe.

Indirect Competition

Online Retailers: Online retailers are a poor substitute for the community game store. Though they provide access to a huge variety of games, the sheer number can be overwhelming. Furthermore, many players are not willing to purchase a game until they have played it with friends or received a review they can trust. But online retailers cannot provide in-store demonstration games and lack friendly, expert staff to help customers find new games. Online sites also cannot provide a community space in which players can find opponents and play the game.

Big Box Retailers: Big box retailers and toy stores do not carry most hobby games. Though these stores are convenient for many suburban and casual game customers, the committed hobby gamer cannot find the games they are looking for at these types of retailers. They also lack the expert staff to advise customers and space for events or drop-in play.

Updates
Investor Exclusive
OCTOBER 2ND, 2021
An excellent quarter.

It has been a good quarter. Customers respond well to the store. We are working on advertising and promotions going into the holiday season.

Thank you again, for your investment and support.

Investor Exclusive
JULY 2ND, 2021
Our First Quarter Is Looking Good!

It has been an interesting quarter.   As some of you may be aware, on April 3rd Russ was rear ended in a car accident.   He is recovering, though not able to contribute to the store as he would like. Dave and Carrie have stepped up, and they are running the shop.

Dave is managing the store, handling everything from ordering, shipping, displays, to finding additional vendors. We have added new vendors for dice and stickers, another distributor for Role Playing Games (RPGs), and another for puzzles.

Carrie is organizing events in the store. The statewide COVID restrictions lifted on May 31st. We also had a game bazaar and Craft Fair in June which were well received. Our 'Try it Tuesday' has been popular, drawing board gamers and starting a small community of them that periodically meet up over the week to play the night away. The Wednesday TTRPG crowds continue to increase, and more TTRPG GM and Games are being added to the schedule. The Thursday Warhammer crowd is also increasing steadily, and we hope to run some organized play in that genre soon. Friday night Magic gains more players as word gets out about our store.

Carrie and Russ attended the Methuen Licensing Board meeting to confirm a common victualers license that allows us to add food and drink to the offerings at the store.

Most of our customers have found us through word of mouth, through Facebook friends, and such. We are working on how best to get the word out.

Our sales have been increasing steadily from 46 sales for the week of April 4th, to 173 sales for the week of June 20th. We have gone from grossing about $2,000 per week, to over $7,000 per week.   We are on track with the estimates on sales for the overall numbers.

We were able to find a buyer for the Magic: the Gathering singles inventory we purchased from the Whiz.   We decided that we did not want to get into the Magic singles market at this time.   Selling the cards freed up the storage space, and freed us up to work on building our gaming community.

Investor Exclusive
APRIL 1ST, 2021
Our Soft Opening is going strong!

We reported over $8,000 in sales since we opened for business on March 18th. This is a strong number that almost meets our projected income for the entire month of March.

According to our research, March is the weakest performing month out of the year for a game store. That we were able to get strong sales with little to no advertising, relying entirely on Facebook friends' posts, and our street signage tells us that we have a solid location, and good initial word of mouth advertising.

We are still finishing up the decorations. Just this week I dropped off more prints at the framers. For you old time gamers, we are going to have a room dedicated to the late 80's printings of the Basic/Expert/Companion/Master/Immortals books.

We're receiving great feedback from customers. Most than a few helpful tips for improving the experience and service offerings.

One challenge that remains is how to showcase our open gaming area and game rooms during the pandemic. We've invested heavily into these components of the store experience, but we are unable to fully use them, for now.

In any case, Dave, Carrie, and I deeply appreciate your patience, and your faith in us.

Thank you all.

As a parting note... here is a picture of our hardest worker...

They do not like to be ridden, it seems...

Investor Exclusive
MARCH 10TH, 2021
Construction complete, setup... almost...

We have a bit more product to shelve. An occupancy permit to finalize.

We're hoping to have a soft opening in the next two weeks.

Our online store is online, and taking orders, in-store pickup, as well as shipping.

Some shots of the "Product Area" for your enjoyment:

Investor Exclusive
FEBRUARY 6TH, 2021
Construction complete! We're moving in...

Our contractor, My Contractor (www.mycontractorusa.com), has wrapped up his work. We are waiting for the delivery of the game room, (and bathroom) doors, aside from that all work is complete.

Our camera and security systems are installed and configured, new LED lighting installed, game rooms completed, electrical systems updated, a fresh coat of paint, and new carpeting.

When we first opened this campaign, we targeted the $20,000 initial ask to cover the construction of two or three reservable game rooms. While not the location we hoped for, we were able to get a space that allows us to have four private, reservable game rooms. Thanks to your commitment.

Carrie put together a montage of the construction progress over the past several weeks.

We are very proud of how things have come out so far.

We hope to be able to invite you to visit the store in the next couple of weeks. We will not likely be open for customers until March. However, our MainVestors will be welcome to come see the progress we are making first hand.

We still have a lot of work to do:

Install our signage

Move our furnishings, fixtures, equipment, (FFE) and stock from storage to the store

Set up the FFE and stock

Attend hearing for a Common Victualers License - so we can sell food and beverages for consumption on site

Finalize our plans for gaming spaces - adapted to meet COVID restrictions

Several dozen other things we will discover on the way

Thank you again for your faith and support, and also your patience during this very troublesome year.

Investor Exclusive
JANUARY 1ST, 2021
2021 will be our year!*

Progress on the new space is moving quickly now. Our contractor was able to get stamped architect drawings within a week, so we have our building permits, sub-contractors are all lined up and scheduled.

Demolition begins on Monday January 4. The timeline for the construction work means we will begin moving furniture and inventory into the space in February. So we may be looking at a soft opening in March.

Russ is working with the City of Methuen to get the business certificate, permits and licenses settled. The utilities are turned on, and the alarm and security system

Carrie is working on the interior decor. From what we understand she is cackling with glee in her back yard work shed on some custom decorations.

Dave is working on the website to sort out options for doing pre-opening pre-orders. Purchases will be flagged as "pay on pickup." We have opened accounts with our distributors. Dave is preparing our initial stock orders.

(*) - we hope

Investor Exclusive
DECEMBER 2ND, 2020
New Location

We've been quiet as we regrouped at the end of October, evaluating our location options.

Our Washington Street location was initially promised to be available in July. We gave some additional time for construction and agreed on a September 1 delivery date. On November 1, we had the option to cancel the lease with no penalty. Given the last construction update, we dette take that option and look for another location.

We found a new location that gives us a larger, more flexible space for roughly the same cost. We signed the lease on November 30. The landlord has some electrical and lighting work to do. We're meeting this week with our general contractor and sub-contractors to complete the customization work we need done. Our work will begin in January, and is expected be completed in two - three weeks.

Our new location offers ample parking, is immediately off I-93 in Methuen, and along a high traffic road with other large retailers nearby.

We've a lot of work ahead. We believe we have the plan and resources to get ourselves up and running and positioned to be ready for the return of retail post-Covid-19.

Investor Exclusive
OCTOBER 16TH, 2020
Construction Delays

We are still waiting for the retail space to become available. When we choose our location earlier this year, we knew we would not be able to open until the late summer.

While we had hoped the owner / developer would be able to get the retail space completed sooner, we were willing to accept the delay. The space meets many of the items on our 'wishlist' with few negatives, and a several added benefits.

The delays are primarily caused by COVID related delays, from scheduling sub-contractors, delivery of components, to getting permits from the city, the Lee Properties, LLC have been very communicative in keeping us updated.

We are hoping to be able to start moving into the space in November. This will likely give us a December soft-opening - if we are able to get our own contractors / deliveries / permits in line...

We have updated our website www.queensgambit.com as well as www.queensgambitgames.com. Also our online store is functional: shop.queensgambitgames.com

We have more work to do to make the website more helpful and informative.

We appreciate your patience as we are entering the final stages of starting up.

AUGUST 29TH, 2020
End of Summer Update - August 2020

We've been quiet, but very busy this month. As we announced in July, we purchased the store property and inventory of The Whiz store in Westborough, MA.

We also purchased the game library, as well as several tables, chairs, and bookcases from The Adventure Pub of Arlington, MA. They closed their doors on July 31. Thankfully, we are going to be able to re-home their games and add them to our own library of borrowable games.

We are close to finalizing the e-commerce store. We need to enable a few features, one core one is a loyalty program to keep in touch with our community members.

Dave has been feverishly entering in the inventory into our point of sale system. Carrie has been busy sorting and cataloging our very large Magic: the Gathering card collection. Russ has been spending money on inventory, storage space rental, finding out that the logo he likes is un-printable in basically every other format than a website, and trying to fix that.

We are actively looking at additional ways to serve the Haverhill community during the pandemic. We are fleshing out the details of a board game rental service. Athena at the Adventure Pub gave some great insights into how to handle game rentals, effective 'quarantine' of returns, and more. We hope to be able to get a similar service up and running soon after the store opens.

When is the store opening?

We do not know yet.

Our landlord and his work crew are working hard on the property. This month they have been focusing on internal drywall work in the upper floors. Their hope is to get the retail floor finished by the end of September. We will then need time to do our own interior work, as well as getting the required permits for opening the store. There have been delays in materials delivery due to COVID-19. Maintaining worker safety also requires smaller work crews, and keeps the number of sub-contractors on-site low. This, of course, slows the pace of work.

Right now, we are planning on having access to the space on October 1, 2020. We'll then be painting, decorating, setting up furnishings and fixtures, and moving the inventory we've purchased from the Whiz and the Adventure Pub on site. It is a lot of work, but we will get it done. Tentative plans now are for a soft opening at the beginning of November.

Mayor Fiorentini, has expressed interest in attending the ribbon cutting ceremony for the Prescott Building. So, we better get ourselves dressed for the occasion!

Investor Exclusive
JULY 2ND, 2020
Build out continues

We are continuing the build out of the space. As noted during the campaign, we choose a location that was under renovation. The Prescott Building, 2-12 Washington Street, is undergoing a full gut historical preservation renovation. The owners are creating Haverhill's first "smart building" with fully automated electronics and security systems.

We've successfully received permits for the commercial interior. Interior framing is nearly complete. We've set plans for the electric, networking, and security systems. Working with the building owner, and the general contractor, we have been able to repurpose some of the existing materials and components of the building. In particular the existing 4' x 10' plate glass on the street level will be used as windows for the game room and office.

We are hoping we can possibly cut some of that plate glass to serve as table tops for gaming tables. Some could be gridded to allow game masters to place maps under the glass and use minis and markers right on the glass itself. When done, wipe it clean and ready for the next adventure!

We have put a bid on the inventory for a store that is closing. We've learned that opening accounts with major distributors would require a store that is already open, and stock on shelves. The inventory from our bid should help us start out with stock on the shelves.

We are still on track to open on September 1st. We are being mindful of the current dynamics of in person retail, and hope to be able to open for shopping at the very least. Our game rooms will be ready, but whether the COVID-19 restrictions will permit it remains to be seen.

Thank you again everyone for your votes of confidence.

- Charles Morgridge

Investor Exclusive
APRIL 22ND, 2020
Success! Thank you!

We are deeply encouraged by your support.

We can not deny that we have some significant challenges ahead with the overall economy, and the realities of social distancing over the next few months.

We are somewhat blessed, in that the earliest we expect to open is in September. This gives us time to adjust any procedures, orders, and staffing to meet the needs of our customers.

If you have not already, feel free to join our Facebook groups to follow the conversations. We're encouraged by the support of the folks in Haverhill. There are requests for different product lines and events. Folks are also celebrating the renovation of a landmark building in Washington Square.

Lee Properties have a lot of work to be done this summer. We've been working closely with them to get our plans for the interior space realized.

The exterior work has begun. The bricked up windows are cleared, and their replacement windows are ready for installation.

The interior is fully gutted. It will be a few months before finishing work can be completed.

We'll keep posting updates, of course.

Thank you, everyone for your support. We have a lot of work to do, to prove the faith and trust you've placed in us. We couldn't be more excited!

APRIL 20TH, 2020
We hit the target! Thank you all!

Below is a reminder of our intended use of funds. Meeting our target means we will be able to create a reservable private room for customers to use for a more intimate gaming experience, and improve some basic fixtures and furnishings in the open gaming space.

We'll also be able to significantly improve our website, and have some additional working capital to give us flexibility during our opening months.

Of course, more investment is welcome. When we opened the campaign we had hoped to be able to support additional staff, and more inventory. As things stand, we are adjusting our business strategy to accommodate the new realities of retail.

Thank you all for the continued encouragement and support.

APRIL 18TH, 2020
Some dressing up of the white walls...

We've not decided on a color scheme, but we like warmer colors so I choose a gold for some walls. Purple for some accent. Perhaps too much...

APRIL 16TH, 2020
Video walkthrough of the retail space

Thank you to Sam Waite (of Semmesdesign.com) for producing a short walk-through of the space as we are considering it. You can view the video on our Facebook page

We're hoping to have a couple of separate reservable rooms, as well as two restrooms underneath the semi-private mezannine level.

There are a *lot* of details we are working out still.

So much does depend on our budget. Which is why our MainVest campaign is important -

To everyone who has invested / shared / liked / commented -- Thank you!

APRIL 15TH, 2020
So Close!!!

We are so close... 78% funded! We have less than one week left to meet our goal of $20,000 in our MainVest campaign.

A deep-hearted thank you to all of the investors who have contributed toward our crowdfunding campaign. Those who have already contributed, please consider whether you are able to invest a bit more to get us over this final hurdle.

This funding will allow us to add some additional customizations to the space. We have a mezzanine space already set aside for a semi-private gaming experience. We want to add one more large private reservable room as well.

Dave and I are hoping to populate the room with miniatures and terrain from our collections of Wizkids, Reapers, WarHammer, and Dwarven forge.

We'll also be using these funds to get a professional website and social media presence and get our on-line store up and running for merchandise requests and pre-orders.

Please like and share our posts on Facebook / Twitter / Instagram, and reach out to people who may be interested in supporting the gaming community in Haverhill.

APRIL 9TH, 2020
We have a location!

We've come to terms on a lease for the commercial space in the Prescott Building, 2 Washington Street, Haverhill, MA

The building is currently undergoing historical renovations. We will be sharing more information and photos as work progresses.

Work on the building, and our build out will progress over the next several months. We are looking at a proposed September 01, 2020 opening.

We still have a number of details to work out. Our finishing touches, reservable tables and rooms, and service offerings will be entirely dependent on a number of cost factors.

Help make this new Friendly Local Game Store a success, make an investment of as little as $50.00 and get a decent return, as well.

And please, let us know what you are looking for in a game store / gaming parlor... We'd love to hear your ideas, and hopefully make some a reality.

Thank you.

P.S.

Please...

stay home, cover your cough, wash your hands

and support your local small businesses during this trying time

let's hope by September we are all ready to gather around some tables and play some games!

APRIL 3RD, 2020
How is COVID-19 affecting our business model?

First, I would like to clarify our opening schedule. The soonest we would look to open our store is September, 2020. It is quite possible that the worst impact of the pandemic would be behind us. It is also quite possible that there will continue to be drastic measures in place to control the spread of COVID-19. First and foremost, our primary concern will be the health and safety of the staff, and our guests. While we may open the business, it is quite likely that the "open gaming lounge" and retail displays will be de-emphasized. There are other means we, as gaming enthusiasts, can serve the Haverhill community.

As I post this in April, business is bleak for the "Friendly Local Game Store" business model. Dave and I visited many game stores and cafes in the past year as we researched game stores and gaming communities across Massachusetts and Southern New Hampshire.

These businesses are struggling. They are also fighting hard to weather these tough times. I am encouraged by the community involvement on their social media pages. By the adaptability of the small business owners to new processes and services, as they bring their inventory online, launch curb-side pickup and same day delivery options.

I find this encouraging because it re-affirms the reason why I firmly believe that our business model is really not just "how do we plan to make money." The Friendly Local Game Store 'business model' is about serving a community. A community of gamers, whether they are dedicated miniature game hobbyists, passionate board gamers, or casual players looking for party and card games to pass time with their friends and family.

The disruption we are experiencing is going to have lasting impacts on not just game stores, but the distributors, publishers and artists that are essential to the gaming industry as a whole. We cannot foretell how the landscape is going to change. But we can decide now on how we want to support the industry as we begin our journey.

New England has a strong community of independent game creators, designers and publishers. We are looking forward to partnering with local members of the gaming industry to promote them to the Haverhill community.

We know this is a tough time to attempt to raise investment funds. Carrie, Dave and I all deeply appreciate the support and encouragement that you have all provided thus far.

Thank you, and please... for now. Stay home, cover your cough, and wash your hands.

MARCH 22ND, 2020
We're moving along quietly in the background - please help small businesses as much as you can

As it may be apparent, I am not the best at providing regular updates. I am working on that.

Some things that I can report

Location:

lease should be signed this week
building is being renovated
an architectural consultant and an interior designer are on the team
mock ups of the blank interior space and the front facade will be posted once the lease is signed
I am superstitious, and will wait until the lease is signed to give more details

Opening date:

this is dependent on a couple of factors
the building renovation
COVID-19
impact on construction
impact on commerce "shelter in place" still in effect
We are now looking at the third quarter / fall of 2020
Hopefully, we can ride the rebound from the COVID-19 coop-up ☝️

Finances:

We are lucky that we are able to ride out current events with few expenses and cash in the bank.
Depending on the success of our MainVest campaign, we have additional funding options, should we need them.

While we await Queen's Gambit's Grand Opening, please do what you can to support your local small businesses: purchase gift cards, place pick-up/ to go orders.

If you are in need of a game, please reach out to other friendly local game stores. Most are a bit of a drive from Haverhill, but I know they will appreciate your business in these uncertain times.

A non-exhaustive list:

Three Trolls Games & Puzzles

7 Summer St, Chelmsford, MA

Toy Soldier Games and Comics

113B Main Street Amesbury, MA

The Relentless Dragon - Londonderry

123 Nashua Rd #5, Londonderry, NH

Merrimac Games and Collectibles

10 Church St, Merrimac, MA

Webb Games

462 Boston St Unit# B3, Topsfield, MA

Battleground Games

Saugus, Norton, Abington

Hobby Bunker

33 Exchange Street in Malden

Pandemonium Books and Games

2 Pleasant Street, Cambridge, MA

Excelsior

8 Waltham Street, Maynard, MA

The Whiz Store

122 Turnpike Road, Westborough, MA

MARCH 13TH, 2020
COVID-19 and Queen's Gambit

We wanted to reach out addressing COVID-19's effect on Queen's Gambit.   We are still deeply involved in planning and preparation our store for a mid to late summer 2020 opening.   This means the immediate concerns are not likely to affect current business. While it is within reason that COVID-19's most serious effects will have passed by that time, we are keeping current events in mind.

As the owner, I am making it an essential priority that employees will have a livable wage, and access to affordable health care and sick leave.   I view this as essential to ensure the safety and well-being of the staff, without whom this endeavor cannot succeed.   These essential policies are going to be crucial to the success of our store, and community. They will not be possible without your assistance, either through investment or patronage.

Dave, Carrie and I are preparing store policy and procedures to emphasize employee and customer health and well-being.   There are a number of excellent examples in the gaming community we will be emulating, as well as the essential CDC guidelines: stay home if sick, cover your cough, and wash your hands.

We are proceeding with all due deliberation to bring to the Haverhill and Mill City communities the best gaming store, gaming center, and gaming community possible. Thank you for your support, and encouragement.

Best,

Russ Morgridge

FEBRUARY 24TH, 2020
We've narrowed down our location search... more information coming soon!

We've looked long and hard at several excellent locations in Haverhill. We've looked at some plaza spaces, side street retail and main street (literally) retail spaces.

We've honed in on properties on Downtown Haverhill's newly dubbed "Restaurant Row" and are excited by the possibilities. In particular is the work to restore much of the storefronts to a historical appearance. This will give the neighborhood a late 1800's look and feel that we plan to capitalize on in our interior design and decor. This is where the capital raise is most needed.

As for our business model in general, we are looking to take advantage of some overall trends in the entertainment market:

Surge in disruptive hospitality - order your food online or visit a food truck - Queen's Gambit doesn't need to invest in food service or equipment. You can always have your favorite meal thanks food trucks and delivery
Trends toward casual, accessible venues over formal settings
People are living in smaller homes as housing prices skyrocket, making it harder to host gatherings in minimal space

Rather than opening up another cafe / bar / restaurant on Washington Street, we will offer a space for people to meet and enjoy a board / card / party game from our extensive library. Or they can participate in role-playing game / miniature game sessions, with some hosted by the store.

We hope to soon be able to provide a preview of the space we are building, so that you can share in the excitement

FEBRUARY 14TH, 2020
WOW!

Thank you so much, everyone for showing such enthusiastic support!

Carrie, Dave and I are floored with the response so far. It is giving us such encouragement knowing we have you all investing in our success.

We are working on the details of what this investment will allow us to do. We look forward to engaging with the gaming community, and the Haverhill community to learn how we can best serve their needs.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Repay Loan $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $360,000 $396,000 $423,720 $444,906 $458,253
Cost of Goods Sold $187,000 $205,700 $220,099 $231,103 $238,035
Gross Profit $173,000 $190,300 $203,621 $213,803 $220,218

EXPENSES

Rent $62,000 $62,000 $62,000 $62,000 $62,000
Utilities $16,500 $16,912 $17,334 $17,767 $18,211
Salaries $62,500 $68,750 $73,562 $77,240 $79,557
Insurance $2,200 $2,255 $2,311 $2,368 $2,427
Repairs & Maintenance $4,500 $4,612 $4,727 $4,845 $4,966
Legal & Professional Fees $10,000 $10,250 $10,506 $10,768 $11,037
Operating Profit $15,300 $25,521 $33,181 $38,815 $42,020

This information is provided by Queen's Gambit. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $10,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends January 21st, 2022
Summary of Terms
Legal Business Name Triskele Ventures Inc.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $5,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 0.7%-3.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2027
Financial Condition
No operating history

Queen's Gambit opened our doors in March 18, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Queen's Gambit has been operating since January, 2020 and has since achieved the following milestones:

Secure lease in Methuen, MA in January, 2020.

Renovated and opened location at 436 Broadway, Methuen, MA

Achieved revenue of $52,342 in Q2 2021, which then grew to $96,131 in Q3 2021.

Historical financial performance is not necessarily predictive of future performance.

Subsequent events to historical financials

Since the latest available financial statements of Queen's Gambit, we have had the following material changes and trends:

Increase in operating costs from the lease of the new space.

Spend over $90,000 fitting out the retail space.

Took out a loan for $40,000 for operating expenses and inventory.

Other outstanding debt or equity

As of [Date], Queen's Gambit has debt of $50,000 outstanding and a cash balance of $5,000. This debt is sourced primarily from Intuit Loans and will be senior to any investment raised on Mainvest. In addition to the Queen's Gambit's outstanding debt and the debt raised on Mainvest, Queen's Gambit may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Queen's Gambit to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Queen's Gambit operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Queen's Gambit competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Queen's Gambit's core business or the inability to compete successfully against the with other competitors could negatively affect Queen's Gambit's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Queen's Gambit's management or vote on and/or influence any managerial decisions regarding Queen's Gambit. Furthermore, if the founders or other key personnel of Queen's Gambit were to leave Queen's Gambit or become unable to work, Queen's Gambit (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Queen's Gambit and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Queen's Gambit is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Queen's Gambit might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Queen's Gambit is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Queen's Gambit

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Queen's Gambit's financial performance or ability to continue to operate. In the event Queen's Gambit ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Queen's Gambit nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Queen's Gambit will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Queen's Gambit is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Queen's Gambit will carry some insurance, Queen's Gambit may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Queen's Gambit could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Queen's Gambit's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Queen's Gambit's management will coincide: you both want Queen's Gambit to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Queen's Gambit to act conservative to make sure they are best equipped to repay the Note obligations, while Queen's Gambit might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Queen's Gambit needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Queen's Gambit or management), which is responsible for monitoring Queen's Gambit's compliance with the law. Queen's Gambit will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Queen's Gambit is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Queen's Gambit fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Queen's Gambit, and the revenue of Queen's Gambit can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Queen's Gambit to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Queen's Gambit is a newly established entity and has no history for prospective investors to consider.

This information is provided by Queen's Gambit. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Nicole Jean T. Lowell, MA over 1 year ago

Happy to be behind this; live just down the road and we've been using zoom to play Gloomhaven every week through this. Looking forward to having somewhere else to take our campaign!

Mark M. Seabrook, NH over 1 year ago

Just got Furloughed, have to cancel. Sorry

Pendra B. over 1 year ago

This looks like a great opportunity for community gatherings. Given the "current" climate, do you see a delay or change in your plans?

Charles M. Dorchester, MA over 1 year ago Queen's Gambit Entrepreneur

Given our timeline, which has the store opening mid-summer at the earliest, we see no reason to impose a delay. We will be utilizing proven effective measures to contain what gamers call "Con Crud." Prominent reminders to stay home if sick, accessible hand sanitizer, frequent cleaning of surfaces, etc.

James L. Newton, MA over 1 year ago

Can't wait to see the shoppe up and running

Stephanie H. Malden, MA almost 2 years ago

I'm backing because I know the entrepreneurs personally and believe they have both the business acumen and specialty knowledge of gaming to make this a success.

Gavin H. Arlington, VA almost 2 years ago

I fail to understand how the game hosting area makes $. I get the retail side. Do people pay for seat in competitions like Bingo?

Charles M. Dorchester, MA almost 2 years ago Queen's Gambit Entrepreneur

Excellent question, that I obviously have not answered on the site. Thank you!!! Our store concept makes money primarily as a speciality retail store, secondarily as a game / event hosting venue. Speciality retailers provide a curated collection of merchandise that may, or may not be available via online retailers. The table top board game industry is expanding as game designers are discovering new innovative game play mechanics that are simple and easy to teach to new players, while also providing challenges to 'experts.' Our staff will be knowledgeable of the tabletop gaming market, and community at large. The knowledgable staff can direct customers to products that meet their needs. This is especially helpful for our target audience: people who played a card / party / board game with a friend and are looking for either that game, or another to share with their friends and family. Codenames is an excellent example of a fun card based party game that is shared with friends who then are inspired to pick up a copy for themselves. As a hosting venue, we stimulate sales in two primary ways: building a community of gamers, and providing a space for people to gather with others that share their hobby. For many years local game stores have thrived with several folding tables and chairs that allow for flexible use of space to host events for specific game titles: Magic the Gathering, Pokemon, Warhammer, Dungeons and Dragons. There are new venues opening whose primary focus is just providing a space, and a library of games, for people to play with an admission cost. At Queen's Gambit - we hope to be able to provide both the structured events that bring repeat customers to the store, while also offering comfortable and accessible tables and seating to a more general audience as well. We have not decided on whether there will be an admission charge, or what it would be. It honestly will depend on how the business progresses. If we are frequently filled to capacity with no admission, we would likely need to look into charging for admission. While the income is always welcome, we would need to also factor in the costs involved of policing admission.

LON I. Cheshire, CT almost 2 years ago

thank you for the information. I am trying to figure out the sales volume from this-- what will the store be charging to cover costs and have some profit

Charles M. Dorchester, MA almost 2 years ago Queen's Gambit Entrepreneur

The bulk of income and thus profits for the store will be the sale of goods to our customers. These customers are going to be drawn to the store via our events. We have already embarked on a social media publicity campaign, and are soon beginning a campaign to drive awareness of the new store venue at local gaming conventions. As an event driven, community sustained specialty retail store our challenge is to create a balance of 'gamer friendly' and 'broad consumer market' friendly space.

Charles M. Dorchester, MA almost 2 years ago Queen's Gambit Entrepreneur

As for sales volume, comparable stores in comparable markets easily sustain a revenue stream of $500k-750k. With average monthly event attendance (paid and free events) of around 1,200 per month, or 24,000 event attendees per year.

LON I. Cheshire, CT almost 2 years ago

HI-- would you please comment on how much monthly profit you estimate from the gaming-- this is new for me-- trying to understand how many people volume you expect

Charles M. Dorchester, MA almost 2 years ago Queen's Gambit Entrepreneur

Excellent question! We were challenged finding reliable statistics for deriving people volume based on location (cars per day, pedestrians per day). Gaming stores thrive on a combination of standard specialty retail - we offer and support products not usually available in general retail store - and an event schedule to provide guests an opportunity to play the games they purchase. Similar stores have event participation volume of over 1,200 per month. Our numbers are reflective of that, weighed by the difference in local population.

Charles M. Dorchester, MA almost 2 years ago Queen's Gambit Entrepreneur

In the data room, we provide a breakdown of revenue and profit estimates.

Daniel R. Melrose, MA almost 2 years ago

Good luck!

Charles M. Dorchester, MA almost 2 years ago Queen's Gambit Entrepreneur

Thanks, Dan. We're hoping that with good planning, hard work, and a lil luck we can make this a success for everyone!

Queen's Gambit isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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